# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Annexon, Inc., CIK 0001528115
CUSIP: 03589W102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, California (CA), 94005
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 17,918,459; sole dispositive power 0; shared dispositive power 17,918,459; aggregate amount beneficially owned 17,918,459 (9.9% of the class)
  Comment: Reported information current as of July 8, 2026.
  
  The information in Item 4 relating to the shares of the Issuer's common stock ("Common Stock") that are or may be deemed beneficially owned by Redmile Group, LLC ("Redmile") is incorporated herein by reference.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 17,918,459; sole dispositive power 0; shared dispositive power 17,918,459; aggregate amount beneficially owned 17,918,459 (9.9% of the class)
  Comment: Reported information current as of July 8, 2026.
  
  The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by Jeremy C. Green is incorporated herein by reference.
- RedCo II Offshore SPV LLC: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,802,458; sole dispositive power 0; shared dispositive power 9,802,458; aggregate amount beneficially owned 9,802,458 (5.5% of the class)
  Comment: Reported information current as of July 8, 2026.
  
  The information in Item 4 relating to the shares of Common Stock that are or may be deemed beneficially owned by RedCo II Offshore SPV LLC is incorporated herein by reference.

## Item 1. Issuer
Name of issuer: Annexon, Inc.
Address of issuer's principal executive offices: 1400 Sierra Point Parkway, Bldg C, Suite 200, Brisbane, CA 94005

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
RedCo II Offshore SPV LLC *

* This amendment No. 6 reports the addition of RedCo II Offshore SPV LLC as a reporting person in this jointly filed Schedule 13G following its initial acquisition of more than 5% of the Issuer's outstanding common stock as of July 1, 2026.
Address of principal business office or, if none, residence:
Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Offshore SPV LLC
c/o Redmile Group, LLC
900 Larkspur Landing Circle, Suite 270
Larkspur, California 94939
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Offshore SPV LLC: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 17,918,459 (1)
Jeremy C. Green - 17,918,459 (1)
RedCo II Offshore SPV LLC - 9,802,458 (2)
Percent of class:
Redmile Group, LLC - 9.9%
Jeremy C. Green - 9.9%
RedCo II Offshore SPV LLC - 5.5%
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Offshore SPV LLC - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 17,918,459 (1)
Jeremy C. Green - 17,918,459 (1)
RedCo II Offshore SPV LLC - 9,802,458 (2)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Offshore SPV LLC - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 17,918,459 (1)
Jeremy C. Green - 17,918,459 (1)
RedCo II Offshore SPV LLC - 9,802,458 (2)

(1) As of July 8, 2026, Redmile's and Jeremy C. Green's beneficial ownership of the Issuer's Common Stock is comprised of (i) 14,548,896 shares of Common Stock and (ii) 3,369,563 shares of Common Stock issuable upon exercise of certain pre-funded warrants to purchase Common Stock (the "Warrants").

The shares of Common Stock issuable upon exercise of the Warrants reported as beneficially owned by the Reporting Persons represent the maximum number of shares of Common Stock that could be issued upon exercise of those Warrants subject to the 9.99% beneficial ownership limitation (the "Beneficial Ownership Limitation"). All of such shares of Common Stock and the Warrants are directly owned by certain investment vehicles, including RedCo II Offshore SPV LLC ("RedCo II Offshore"), for which Redmile is the investment manager (the "Redmile Funds"). Redmile may be deemed to beneficially own these securities in its capacity as their investment manager with discretion to vote and dispose of all shares of Common Stock held by the Redmile Funds. Mr. Green also may be deemed to beneficially own these securities as the principal of Redmile. Redmile and Mr. Green each disclaims beneficial ownership of these securities, except to the extent of its or his pecuniary interest in such securities, if any.

(2) As of July 8, 2026, RedCo II Offshore may be deemed to beneficially own (i) 6,432,895 shares of Common Stock, and (ii) 3,369,563 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II Offshore.

The shares of Common Stock issuable upon exercise of the Warrants reported as beneficially owned by RedCo II Offshore represent the maximum number of shares of Common Stock that could be issued to RedCo II Offshore upon exercise of those Warrants subject to the Beneficial Ownership Limitation.

Percentage based on: (i) 163,842,538 shares of Common Stock outstanding as of May 4, 2026, as reported by the Issuer in its Form 10-Q for the quarterly period ended March 31, 2026 filed with the SEC on May 7, 2026; plus (ii) 15,521,422 shares of Common Stock issued and, under the Beneficial Ownership Limitation, issuable upon exercise of the Warrants directly held by the Redmile Funds (including RedCo II Offshore).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (07/08/2026)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (07/08/2026)
- RedCo II Offshore SPV LLC: /s/ Jeremy C. Green, Managing Member of Redmile Group, LLC, its manager (07/08/2026)